Exhibit 99.1

EBU NETWORK SELECTS RRSAT FOR MEDIA CONTENT
DELIVERY BETWEEN ASIA & EUROPE

RRsat will be European Broadcasting Union (EBU) Network's main Hub between the two continents

Airport City Business Park, Israel – November 12, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global content distribution services to the television and radio broadcasting industries, announced today that it was selected by European Broadcasting Union Network (EBU) to provide digital media content delivery services and be their main hub between Asia and Europe for the coming years. Sports, news and special events, broadcast in both standard and high definition, will be delivered through RRsat's teleports for the EBU Network.

The EBU Network is a world leading alliance of public service media organizations, with members in 56 countries in Europe and beyond. The EBU Network operates Eurovision, the media industry's premier distributor and producer of entertainment, culture and music content as well as top quality live sport and news events such as the Eurovision Song Contest, the UEFA cup, national elections and other major European events.

RRsat will establish bi-directional fiber connectivity between RRsat's teleport in Israel and EBU Network's headquarters in Geneva, Switzerland, and will provide all broadcast services for EBU Network to and from Asia. Furthermore, RRsat will be responsible for EBU Networks’ occasional use of satellite to satellite transmissions and traffic monitoring utilizing EBU capacity on three different satellites.

Avi Cohen, RRsat's Chief Executive Officer, commented: "We are honored to have been selected by EBU Network as the main partner for their Asia-Europe digital media content management and distribution. Over the past couple of years, we have invested in our infrastructure in order to provide broadcasting services for sports and other special events (OU services) and this selection is an important recognition of RRsat's consistent high level of service. It positions RRsat among the leading OU service providers around the globe."

Paolo Pusterla, Head of Procurement, EBU Network commented: "We have selected RRsat after carefully evaluating all their capabilities, including their teleport services, fiber network, master control room (MCR), engineering team and coordination/booking skills. Our recent visit to RRsat's new state of the art teleport in Israel, established our confidence that we have a partner that can address our needs for the long term."

About the European Broadcasting Union (EBU) Network
The EBU network is the world's foremost alliance of public service media organizations, serving 85 national media organizations in 56 countries in Europe and beyond. Its mission is to defend the interests of public service media and to promote their indispensable contribution to modern society. It is the point of reference for industry knowledge and expertise. The EBU operates Eurovision, the media industry's premier distributor and producer of top quality live sport and news, as well as entertainment, culture and music content. The Eurovision satellite and fibre network is the largest and most reliable in the world directly plugged in to public service media everywhere. Visit the website www.ebu.ch

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning EBU Network is based on information provided by EBU Network and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com